# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vireo Growth Inc., CIK 0001771706
CUSIP: 92767B105
Title of class of securities: Subordinate Voting Shares
Address of issuer's principal executive offices: 207 SOUTH 9TH STREET, MINNEAPOLIS, Minnesota (MN), 55402
Date of event which requires filing of this statement: 12/17/2024
Amends the filing with accession number 0001104659-23-089455
Filed by CIK 0001836902
Persons authorized to receive notices and communications: Tyson Macdonald, 207 SOUTH 9TH STREET, MINNEAPOLIS, Minnesota (MN), 55402, 612-999-1606

## Reporting persons
- Kingsley Kyle Eugene (CIK 0001836902): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 12,413,053; shared voting power 0; sole dispositive power 12,413,053; shared dispositive power 0; aggregate amount beneficially owned 12,413,053 (6% of the class)
  Comment: Item 4: Includes (i) 6,541,100 Subordinate Voting Shares; and (iii) 5,871,983 Subordinate Voting Shares underlying options exercisable within 60 days.
  
  Item 13: All calculations of percentage ownership herein are based on a total of 200,464,196 Subordinate Voting Shares of the Issuer issued and outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed with the Securities and Exchange Commission on November 13, 2024.

## Item 1. Security and Issuer
Title of class of securities: Subordinate Voting Shares
Name of issuer: Vireo Growth Inc.
Comment:
This Amendment No. 1 ("Amendment No. 1") to Schedule 13D relates to the subordinate voting shares (the "Subordinate Voting Shares") of Vireo Growth Inc., a British Columbia corporation (the "Issuer"), and amends and supplements the initial statement on Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission ("SEC") on August 10, 2023 (the "Initial Schedule 13D", and as so amended, the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

This Schedule 13D relates to the Subordinate Voting Shares the Issuer. The principal executive office of the Issuer is located at 207 South 9th Street, Minneapolis, Minnesota 55402.

## Item 2. Identity and Background
Name of person filing: Kyle E. Kingsley, M.D.
Residence or business address: 207 South 9th Street, Minneapolis, Minnesota 55402
Present principal occupation or employment: Director and the Co-Executive Chairman of the Issuer
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On March 15, 2022, the Reporting Person acquired 262,708 restricted stock units ("RSUs") of the Issuer. The RSUs vest ratably on the first three anniversaries of the grant date and settle on the third anniversary of the grant date. No consideration was paid for this grant.

On December 14, 2022, the Reporting Person acquired 679,064 RSUs of the Issuer. The RSUs vest ratably on the first three anniversaries of the grant date and settle on the third anniversary of the grant date. No consideration was paid for this grant.

On December 17, 2024, the Reporting Person acquired 7,000,000 RSUs of the Issuer. The RSUs vest as to 3,500,000 shares on December 17, 2024, and as to 875,000 shares on each of March 17, 2026, June 17, 2026, September 17, 2026, and December 17, 2026. The RSUs settle only upon separation of the Reporting Person from service. No consideration was paid for this grant.

On July 31, 2023, the Reporting Person acquired 6,541,100 Subordinate Voting Shares pursuant to the conversion of 65,411 Super Voting Shares of the Issuer held by the Reporting Person. No consideration was paid for this conversion.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3, 5 and 6 of this Schedule 13D is hereby incorporated by reference.

As a director and the Co-Executive Chairman of the Issuer, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in clauses (a) through (j) of Item 4 of Schedule 13D. Aside from any publicly announced plans by the Issuer, the Reporting Person has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein; however, the Reporting Person, at any time and from time to time, may review, reconsider and change their intention with respect to any and all matters referred to in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in the cover page of this Schedule 13D is incorporated herein by reference. The percentages used in this Schedule 13D are calculated based upon on a total of 200,464,196 Subordinate Voting Shares of the Issuer issued and outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed with the Securities and Exchange Commission on November 13, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: The number of Subordinate Voting Shares held by the Reporting Person consists of 6,541,100 Subordinate Voting Shares and 5,871,983 Subordinate Voting Shares underlying currently exercisable options. The Reporting Person has sole voting and dispositive power with respect to these securities.
Transactions in the class effected during the past sixty days: The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference. Other than as described in Item 3, the Reporting Person has not effected any transaction in the Subordinate Voting Shares during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the securities that are the subject of this Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference.

The conversion by the Reporting Person of 65,411 Super Voting Shares of the Issuer into 6,541,100 Subordinate Voting Shares of the Issuer on July 31, 2023 was effected pursuant to the Fifth Amendment to Credit Agreement and First Amendment to Security Agreement, dated March 31, 2023, by and among the Issuer and certain of its subsidiaries, the persons from time-to-time party thereto as guarantors, the lenders party thereto, and Chicago Atlantic Admin, LLC as administrative and collateral agent.

## Signatures
- Kingsley Kyle Eugene: /s/ Kyle E. Kingsley, M.D., Kyle E. Kingsley, M.D. (12/19/2024)